September 11, 2006

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549-4561
Attention: Mr. Chris Harley

Re:	KH Funding Company Form10-KSB for Fiscal Year ended December 31, 2005 Approval for Extension of Time to Respond File No. 333-106501

Per phone conversation with Sharon Blume on September 11, 2006, KH Funding Company was approved for an extension of time to complete its response to the August 24, 2006 SEC Comment Letter.

James E. Parker
CFO
KH Funding Company